FNX MINING COMPANY INC.
PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MAY 19, 2005

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
FNX MINING COMPANY INC.

The undersigned shareholder of FNX Mining Company Inc. (the “Corporation”) hereby nominates, constitutes and appoints Mr. A.T. MacGibbon (the President and Chief Executive Officer of the Corporation) or failing him, Mr. Jay Goldman (counsel to the Corporation), or instead of any of them, , as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 19th day of May, 2005 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED OR WITHHELD FROM VOTING AS DIRECTED.  WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO HEREUNDER.

This proxy also confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting and in such manner as such nominee in his judgment may determine.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

To be valid, this proxy must be received by CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6, before 4:30 p.m. (Toronto time) on May 17, 2005, or delivered to the chairman on the day of the meeting or adjournment thereof.

The nominees are directed to vote the shares represented by this proxy as follows:

1.

to Vote For ____ or Withhold From Voting ____ in respect of the election of directors proposed by management;

2.

to Vote For ____ or Withhold From Voting ____ in respect of the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation and to authorize the board of directors to fix its remuneration;

3.

to Vote For ____ or Vote Against ____ an ordinary resolution authorizing the adoption of a shareholder rights plan for the Corporation, all as more particularly described in the management information circular of the Corporation of the Corporation dated April 11, 2005; and

4.

at the nominee’s discretion to vote upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the annual and special meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2 AND 3, EACH OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.
DATED this _____ day of __________, 2005.
PRINT NAME:
SIGNATURE:
NOTES:

1.

This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.
3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4.

Each shareholder who is unable to attend the annual and special meeting is respectfully requested to date and sign this form of proxy and return it to the Corporation using the self-addressed envelope provided.